UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
Commission File Number: 1-1927
Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
(Full title of the Plan)
THE GOODYEAR TIRE & RUBBER COMPANY
(Name of Issuer of the Securities)
1144 East Market Street
Akron, Ohio 44316-0001
(Address of Issuer’s Principal Executive Office)

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
ITEM 1. Not applicable.
ITEM 2. Not applicable.
ITEM 3. Not applicable.
ITEM 4. FINANCIAL STATEMENTS OF THE PLAN
     The Financial Statements of the Goodyear Dunlop Tires North America, Ltd. Employee Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2009 and 2008 and for the fiscal year ended December 31, 2009, together with the report of Bober, Markey, Fedorovich & Company, independent registered public accounting firm, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).
EXHIBITS.
     EXHIBIT 23.1. Consent of Bober, Markey, Fedorovich & Company, independent registered public accounting firm.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

GOODYEAR DUNLOP TIRES NORTH AMERICA, LTD.

Plan Administrator of the GOODYEAR DUNLOP TIRES
NORTH AMERICA, LTD. EMPLOYEE SAVINGS PLAN
June 24, 2010	FOR SALARIED EMPLOYEES

	By:	/s/ Mary Kasprzak
Mary Kasprzak, Assistant Treasurer

ANNEX A
TO
Form 11-K
Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
* * * * *
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULE
DECEMBER 31, 2009 and 2008

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
Note: Certain schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator
of the Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
Buffalo, New York
We have audited the accompanying statements of net assets available for benefits of the Goodyear Dunlop Tires North America, Ltd. Employee Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Goodyear Dunlop Tires North America, Ltd. Savings Plan for Salaried Employees as of December 31, 2009 and 2008 and the changes in its net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (Held at End of Year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio
June 18, 2010

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

(Dollars in Thousands)

	2009	2008
Plan’s Interest in Commingled Trust, at fair value	$24,976	$17,715
Participant Loans	409	354

Net Assets Available for Benefits, at fair value	25,385	18,069

Adjustment from Fair Value to Contract Value for Stable Value Investment	(110)	226

Net Assets Available for Benefits	$25,275	$18,295

The accompanying notes are an integral part of these financial statements.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2009

(Dollars in Thousands)

Contributions:
Employer	$1,547
Employee	2,163

Total Contributions	3,710

Deductions:
Benefits Paid to Participants or Their Beneficiaries	1,219

Total Deductions	1,219

Interest From Participant Loans	21

Net Investment Gain from Plan’s Interest in Commingled Trust	4,468

Net Increase in Net Assets Available for Benefits During the Year	6,980

Net Assets Available for Benefits at Beginning of Year	18,295

Net Assets Available for Benefits at End of Year	$25,275

The accompanying notes are an integral part of these financial statements.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accounts of the Goodyear Dunlop Tires North America, Ltd. Employee Savings Plan for the Salaried Employees (the “Plan”) are maintained on the accrual basis of accounting and in accordance with The Northern Trust Company (the “Trustee”) Trust Agreement.
Plan Year
The Plan Year is a calendar year.
Trust Assets
Certain savings plans sponsored by Goodyear Dunlop Tires North America, Ltd. (the “Company”) maintain their assets in a master trust entitled Goodyear Dunlop Tires North America, Ltd. Retirement Savings Plan Trust (the “Commingled Trust”) administered by the Trustee. The Company sponsors two savings plans at December 31, 2009 and 2008 that participate in the Commingled Trust. The Plan’s undivided interest in the Commingled Trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee.
Recordkeeper
J. P. Morgan Retirement Plan Services, LLC is the recordkeeper of the Plan.
Investment Valuation and Income Recognition
The investments of the Plan are reported at fair value. The fair value of the Plan’s interest in the Commingled Trust is based on the beginning of the year value in the trust plus actual contributions and allocated investment income (loss) less actual distributions and allocated administrative expenses. The fair value of investments held by the Commingled Trust is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (See Note 7). Investment income (loss) and administrative expenses relating to the Commingled Trust are allocated on a daily basis to the Plan based on the Plan’s value in each applicable fund within the Commingled Trust.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Commingled Trust’s gains and losses on investments bought and sold as well as held during the year.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts held in the Stable Value Fund of the Commingled Trust as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Concentration of Credit Risk
The Stable Value Fund of the Commingled Trust invests part of the fund in investment contracts of financial institutions with strong credit ratings and has established guidelines relative to diversification and maturities that are intended to maintain safety and liquidity (See Note 8).
The Goodyear Stock Fund invests primarily in the Common Stock of The Goodyear Tire & Rubber Company (“Goodyear”). Significant changes in the price of Goodyear Stock can result in significant changes in the Net Assets Available for Benefits.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future years.
Risk and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Subsequent Events
The Plan has adopted the Subsequent Events Topic of the Financial Accounting Standards Board Accounting Standards Codification for the year ended December 31, 2009. This standard sets forth the period after the date of the financial statements during which management of a plan should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which a plan should recognize events or transactions occurring after the date of its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the date of the financial statements. In accordance with this standard, the Plan has evaluated subsequent events through the date of issuance of the financial statements.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 2 — GENERAL DESCRIPTION AND OPERATION OF THE PLAN
General
The Plan is a defined contribution plan covering salaried employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
On August 1, 1998, the Dunlop Tire Corporation Stock Bonus Plan (“Stock Bonus Plan”) was merged and all assets were transferred into the Plan. The terms and provisions of the merged plan shall constitute the terms and provisions of each of the respective merging plans; accordingly, participants covered by the terms and provisions of the Stock Bonus Plan immediately prior to the merger shall continue to be covered by the same terms and provisions as part of the merged plans.
Eligibility
All salaried employees, including officers, of the Company are eligible to participate in the Plan as of the first enrollment date after completing three months of continuous service with the Company.
Vesting
Employee contributions are fully vested. Effective January 1, 2008, all Company contributions vest after the participant has completed two years of continuous service with the Company.
Contributions
Eligible employees may elect to contribute from 1% to 50% of earnings, including wages, certain bonuses, commissions, overtime and vacation pay into the Plan, subject to certain limitations under the Internal Revenue Code. In addition, the Plan permits catch-up contributions by participants who have attained age 50 by December 31 of each year.
Effective April 1, 2007, the Plan was amended to automatically enroll participants hired after March 31, 2007 at a default employee contribution rate of 4% of compensation. In addition, all participants effective April 1, 2007 are entitled to elect employee contributions to be on a pre-tax basis or as a Roth 401(k) contribution, subject to certain limitations under the Internal Revenue Code.
Participating employees may elect to have their contributions invested in any of the funds available for employees at the time of their contributions. The Company calculates and deducts employee contributions from gross earnings each pay period based on the percent elected by the employee. Employees may change their contribution percent at any time. The change will become effective as soon as administratively possible after the participant makes it. Employees may suspend their contributions at any time.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
The Plan has been established under Section 401 of the Internal Revenue Code. Therefore, employee (except for Roth 401(k) and post-tax contributions) and employer contributions to the Plan are not subject to Federal income withholding tax, but are taxable when they are withdrawn from the Plan.
The Plan provides a Company retirement contribution equal to 3% of compensation and Company matching contribution equal to 50% of the first 4% of compensation that the employee contributes to the Plan. Associates hired before April 1, 2007 are eligible for additional age-based employer contributions of up to 6% of compensation. The employee can elect to invest Company contributions in any of the investment options available for employee contributions. Participants may not elect to contribute more than 10% of Company retirement contributions to the Goodyear Stock Fund.
Participants may transfer amounts attributable to employee or employer contributions from one fund to the other on a daily basis. Participants may not hold more than 10% of the account balance related to Company retirement contributions in the Goodyear Stock Fund.
Participant Accounts
A variety of funds have been established for each participant in the Plan. All accounts are valued daily by the Trustee.
Interest and dividends (in funds other than the Goodyear Stock Fund) are automatically reinvested in each participant’s respective accounts and reflected in the unit value of the fund which affects the value of the participants’ accounts.
Under the Employee Stock Ownership Plan (“ESOP”), participants may elect to receive cash dividends on the Goodyear stock held in their employer match account. Such election results in a distribution to the participant. For the year ended December 31, 2009 there were no dividends paid on the Goodyear stock held.
Plan Withdrawals and Distributions
Participants may take in-service distributions of vested amounts from their accounts if they:
•	Attain the age of 59 1/2, or

•	Qualify for a financial hardship.
The Internal Revenue Service (IRS) issued guidelines governing financial hardship. Under the IRS guidelines, withdrawals are permitted for severe financial hardship. Contributions to the Plan are suspended for 6 months subsequent to a financial hardship withdrawal.
Participant vested amounts are payable upon retirement, death or other termination of employment.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
All withdrawals and distributions are valued as of the end of the day they are processed, and may be subject to income tax upon receipt. Any non-vested Company contributions are forfeited and applied to reduce Plan expenses and future contributions by the Company. As of December 31, 2009 and 2008, the Plan had forfeiture credits in the amounts of $12,858 and $26,285, respectively.
Participant Loans
Eligible employees may borrow money from their participant accounts. The minimum amount to be borrowed is $1,000. The maximum amount to be borrowed is the lesser of $50,000 reduced by the highest outstanding balance of any loans during the preceding twelve month period, or 50% of the participant’s vested account balance. Participants may have up to two loans outstanding at any time. The interest rate charged will be a fixed rate that will be established at the time of the loan application based on prime plus one percent (4.25% at December 31, 2009 and 2008).
Loan repayments, with interest, are made through payroll deductions. If a loan is not repaid when due, the loan balance is treated as a taxable distribution from the Plan.
Rollovers
Employees, Plan participants, or former Plan participants may transfer eligible cash distributions from any other employer sponsored plan qualified under Section 401 of the Internal Revenue Code into the Plan by a direct transfer from such other plan.
Expenses
Expenses of administering the Plan were paid partly by the Company and partly by the Commingled Trust. The payment of Trustee’s fees and brokerage commissions associated with the Goodyear Stock Fund are paid by the Company. Expenses related to the asset management of the investment funds and independent fiduciary of the Goodyear Stock Fund are paid from such funds which reduce the investment return reported and credited to participant accounts. Recordkeeping fees are paid pro-rata from all funds in which a participant invests.
The J. P. Morgan Personal Asset Manager Program is available to all participants. This program provides personalized portfolio management for participants who wish to delegate investment decisions about fund choices within the Plan to a professional manager. Participation in the program is paid solely by those participants electing to enroll. The expense reduces the investment return reported and credited to participant accounts.
Termination Provisions
The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event of termination, the obligation of the Company to make further contributions ceases. All participants’ accounts would then be fully vested with respect to Company contributions.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 3 — RELATED PARTY TRANSACTIONS
An affiliate of the Trustee serves as the fund manager of the S&P 500 Index Stock Equity Fund.
J. P. Morgan Investment Management, Inc., an affiliate of the recordkeeper, serves as the fund manager of the Large Capitalization Value Fund and the International Equity Fund.
The Goodyear Stock Fund is designed for investment in common stock of Goodyear, except for short-term investments needed for Plan operations. During 2009, the price per share of Goodyear common stock on The New York Stock Exchange composite transactions ranged from $3.17 to $18.84. The closing price per share of Goodyear common stock on The New York Stock Exchange was $14.10 at December 31, 2009 ($5.97 at December 31, 2008). The common stock of Goodyear and a Short-Term Investments Fund are the current investments of this fund. The portion of this fund related to employer contributions is within an ESOP.
NOTE 4 — TAX STATUS OF PLAN
The IRS has determined and informed the Company by a letter dated October 30, 2008 that the Plan is qualified and the trust established for the Plan is exempt from Federal income tax under the appropriate Sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Company and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
NOTE 5 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to the Form 5500:
(Dollars in Thousands)

	2009	2008
Net Assets Available for Benefits per the Financial Statements	$25,275	$18,295
Amount for adjustment from fair value to contract value for fully benefit-responsive investment contracts	110	(226)

Net Assets Available for Benefits per the Form 5500	$25,385	$18,069

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
The following is a reconciliation of net gain from the Plan’s investment in the Commingled Trust per the financial statements for the year ended December 31, 2009 to the Form 5500:
(Dollars in Thousands)

Net Investment Gain from Plan’s Interest in Commingled Trust per the Financial Statements	$4,468
Impact of reflecting fully benefit-responsive investment contracts at fair value	336

Net Investment Gain from Plan’s Interest in Commingled Trust per the Form 5500	$4,804

Fully benefit-responsive investment contracts are recorded at fair value on the Form 5500.
NOTE 6 — FINANCIAL DATA OF THE COMMINGLED TRUST
All of the Plan’s investments, except for the participant loans, are in the Commingled Trust, which was established for the investment of assets of the Plan. Each participating plan has an undivided interest in the Commingled Trust. At December 31, 2009 and 2008, the Plan’s interest in the net assets of the Commingled Trust was approximately 35% and 32%, respectively.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
The Statements of Net Assets Available for Benefits of the Commingled Trust are as follows:
(Dollars in Thousands)

	2009	2008
Investments:
Common Collective Trusts
JP Morgan Value Opportunities Fund	$3,528	$2,553
NTGI-QM Daily S & P 500 Equity Index Fund	12,382	9,470
JPMCB EAFE Plus Fund	6,689	4,519
Wellington Management Growth Fund	9,587	7,173
Invesco Stable Value Trust (see Note 8)	17,452	15,648
Short Term Investment Fund	409	433

Mutual Funds
Western Asset Core Plus Bond Fund Inst. Class Fund	2,614	2,226
Vanguard Target Retirement Income Fund	676	501
Vanguard Target Retirement 2005 Fund	452	514
Vanguard Target Retirement 2015 Fund	524	399
Vanguard Target Retirement 2025 Fund	6,154	4,713
Vanguard Target Retirement 2035 Fund	867	488
Vanguard Target Retirement 2045 Fund	1,078	651
Artisan Small Capitalization Growth Fund	1,285	775
RS Partners Small Capitalization Value Fund	942	554

Charles Schwab Self Directed Account — Mutual Funds	4,171	3,142
Common Stock of The Goodyear Tire & Rubber Company	2,785	1,157

Total Investments	71,595	54,916

Receivables:
Pending Trades	—	25
Accrued Interest and Dividends	74	54

Total Assets Available for Benefits	71,669	54,995

Liabilities:
Other	(341)	—
Pending Trades	—	(86)
Administrative Expenses Payable	(92)	(102)

Total Liabilities	(433)	(188)

Net Assets Available for Benefits, at fair value	$71,236	$54,807

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
Net investment gain for the Commingled Trust is as follows:
(Dollars in Thousands)

Year Ended
December 31,
2009
Net Appreciation in Fair Value of Investments:
Common Collective Trust	$7,646
Mutual Funds	2,641
Common Stock	1,829
Self Directed Funds — Mutual Funds	820

12,936

Interest and Dividends	688

Investment Gain from Plan’s Interest in Master Trust	13,624
Administrative Expenses	(225)

Net Investment Gain	$13,399

NOTE 7 — FAIR VALUE MEASUREMENTS
Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date:
•	Level 1 — Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 — Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — Valuation is based upon other unobservable inputs that are significant to the fair value measurement.
The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. Valuation methodologies used for assets and liabilities measured at fair value are as follows:
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
Mutual funds: Valued at the net asset value of shares held by the Commingled Trust at year end, as determined by the closing price on the active market on which the individual securities are sold.
Common collective trusts: Valued at the net asset value of units held by the Commingled Trust at year end, as determined by a pricing vendor or the fund family. The Stable Value Fund is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (see Note 8).
Participant loans: Valued at amortized cost, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Commingled Trust’s assets at fair value as of December 31, 2009 and 2008:
(Dollars in Thousands)

		December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds	$18,763	$—	$—	$18,763
Common stock	2,785	—	—	2,785
Common collective trusts	—	32,595	17,452	50,047

Total assets at fair value	$21,548	$32,595	$17,452	$71,595

		December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$13,963	$—	$—	$13,963
Common stock	1,157	—	—	1,157
Common collective trusts	—	24,148	15,648	39,796

Total assets at fair value	$15,120	$24,148	$15,648	$54,916

Participant loans are owned directly by the Plan and are a Level 3 investment.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
The following table sets forth a summary of changes in fair value of the Commingled Trust’s Level 3 assets for the year ended December 31, 2009:
(Dollars in Thousands)

Common collective trust
Balance, beginning of year	$15,648
Change in fair value	1,092
Purchases, sales, issuances and settlements (net)	712

Balance, end of year	$17,452

The following table sets forth a summary of changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:
(Dollars in Thousands)

Participant loans
Balance, beginning of year	$354
Purchases, sales, issuances and settlements (net)	55

Balance, end of year	$409

NOTE 8 — INVESTMENT CONTRACTS
The Commingled Trust invests in the Invesco Stable Value Trust (“Stable Value Fund”) which is a collective trust that has entered into benefit-responsive guaranteed investment contracts and wrapper contracts with various financial institutions. The financial institutions maintain the contributions in investment contracts. The contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.
As described in Note 1, because the guaranteed investment contracts held by the Stable Value Trust are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts. Contract value, as reported to the Commingled Trust by the manager of the Stable Value Fund, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
The Stable Value Fund has purchased wrapper contracts from the insurance companies. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for underlying investments). The issuers of the wrapper contracts provide assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.
Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Commingled Trust elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The events, described above that could result in the payment of benefits at market value rather than contract value, are not probable of occurring in the foreseeable future.
The wrapper contracts do not permit the issuers to terminate the contracts unless the Plan loses its qualified status, has incurred material breaches of responsibilities, or material and adverse changes occur to the provisions of the Plan.

Year Ended
December 31,
2009
Average Yields:
Based on actual earnings	3.1%
Based on interest rate credited to participants	3.9%

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009
Employer Identification Number: 34-1899137, Plan Number: 009

(a)	(b)	(c)	(d)	(e)
Description of investment
	Identity of issue, borrower	Including maturity date, rate of interest,
	lessor or similar party	collateral par, or maturity value	Cost	Current Value

	Participant Loans	4.25% — 9.25%	$ —	$409,102
Note: This schedule excludes the Plan’s interest in the Commingled Trust, which is not required to be reported on the schedule pursuant to the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.